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04030620

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bombril S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

FILE NO. 82- 3657 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/14/04

82-3657

RECEIVED
2004 JUN -4 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
DFP - STANDARD FINANCIAL STATEMENTS
TRADE, INDUSTRIAL AND OTHER COMPANIES

AR/S
12-31-03

Reference Date - 12/31/2003

Corporate Legislation

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY CONSIDERATION ABOUT THE COMPANY, WHOSE MANAGERS ARE RESPONSIBLE FOR THE TRUTHFULNESS OF THE INFORMATION PROVIDED.

01.01- IDENTIFICATION

1- CVM CODE: 01219-0.
2- CORPORATE NAME: BOMBRIL S.A.
3- CNPJ (National Roll of Legal Entities) no.: 50.564.053/0001-03.
4- NIRE (Company Registration Identification Number): 35300099711.

01.02- REGISTERED OFFICE

1- FULL ADDRESS: Rodovia Anchieta, km 14.
2- NEIGHBORHOOD OR DISTRICT: Rudge Ramos.
3- CEP (Postal Code): 09696-000.
4- MUNICIPALITY: São Bernardo.
5- STATE: SP.
6- DDD (Area Code): 11.
7- TELEPHONE: 4366-1101.
11- DDD: 11.
12- FAX: 4330-4275.
15- E-MAIL: acionista@bombril.com.br.

01.03- DIRECTOR OF INVESTOR RELATIONS (Company Mailing Address)

1- NAME: Carlos Roberto Dontal.
2- FULL ADDRESS: Rodovia Anchieta, km 14.
3- NEIGHBORHOOD OR DISTRICT: Rudge Ramos.
4- CEP: 09696-000.
5- MUNICIPALITY: São Bernardo.
6- STATE: SP.
7- DDD: 11.
8- TELEPHONE: 4366-1101.
12- DDD: 11.
13- FAX: 4330-4275.
16- E-MAIL: acionista@bombril.com.br.

01.04- REFERENCE / AUDITOR

FISCAL YEAR	1- FISCAL YEAR STARTING DATE	2- FISCAL YEAR ENDING DATE
1- Last	01/01/2003	12/31/2003
2- Last but one	01/01/2002	12/31/2002
3- Last but two	01/01/2001	12/31/2001

4- AUDITOR'S CORPORATE NAME Trevisan Auditores Independentes	5- CVM CODE 00210-0
6- NAME OF THE PERSON IN CHARGE Luiz Claudio Fontes	7- CPF (Individual Taxpayers Roll) NO. OF THE PERSON IN CHARGE 331.194.577-87

01.05- CAPITAL STRUCTURE

Number of Shares (Thousand)	1 12/31/2003	2 12/31/2002	3 12/31/2001
Paid-up Capital			
1- Common	15,395,299	15,395,299	15,395,299
2- Preferred	25,358,703	25,358,703	25,358,703
3- Total	40,754,002	40,754,002	40,754,002
Treasury Shares			
4- Common	0	0	0
5- Preferred	100	1,222,100	1,222,100
6- Total	100	1,222,100	1,222,100

01.06- COMPANY CHARACTERISTICS

1- COMPANY TYPE: Trade, Industrial and Other Companies.
2- POSITION: Operational.
3- SHAREHOLDING CONTROL TYPE: National, Private.
4- ACTIVITY CODE: 1250000 - Other Industrial Activities.
5- MAIN ACTIVITY: MANUFACTURE OF AND TRADE IN HYGIENE AND CLEANING PRODUCTS.
6- TYPE OF CONSOLIDATED SHARE: Total.

01.07- COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

(No data provided).

01.08- CASH REVENUES

(No data provided).

01.09- DIRECTOR OF INVESTOR RELATIONS

1- Date: (blank).
2- Signature: (blank).

02.01- BALANCE SHEET - ASSETS (Thousand Reals)

1- CODE	2- DESCRIPTION	3- 12/31/2003	4- 12/31/2002	5- 12/31/2001
1	Total Assets	740,160	2,438,552	1,562,077
1.01	Current Assets	105,593	144,261	124,322
1.01.01	Cash and Marketable Securities	1,073	2,017	5,363
1.01.01.01	Cash and Banks	1,073	2,017	5,363
1.01.02	Credits	90,405	126,104	107,281

1.01.02.01	Trade Accounts Receivable	33,861	54,104	51,639
1.01.02.02	Intercompany Accounts Receivable	1	2	0
1.01.02.03	(-) Provision for Doubtful Debtors	(2,846)	(3,237)	(6,217)
1.01.02.04	Securities	863	62,955	47,749
1.01.02.05	IRPJ (Corporate Income Tax)/CSLL (Social Security Tax on Net Profit) Recoverable	32,301	5,047	8,425
1.01.02.06	Dividends Receivable	0	0	0
1.01.02.07	Other Receivables	24,101	5,450	4,127
1.01.02.08	Advanced Expenses	2,124	1,783	1,558
1.01.03	Inventories	14,115	16,140	11,678
1.01.04	Other	0	0	0
1.02	Non-Current Assets	411,489	558,127	405,600
1.02.01	Credits, Miscellaneous	106,768	90,324	17,279
1.02.01.01	Deferred Taxes	99,908	81,964	11,733
1.02.01.02	Judicial Deposits and Tax Incentives	4,787	4,165	3,842
1.02.01.03	Real Property	0	0	0
1.02.01.04	Advanced Expenses	2,053	4,177	1,687
1.02.01.05	Other Receivables	20	18	17
1.02.02	Credits with Related Persons	304,721	467,803	388,321
1.02.02.01	With Associated Companies	0	0	0
1.02.02.02	With Controlled Companies	2,072	30,735	23,689
1.02.02.03	With Other Related Persons	302,649	437,068	364,632
1.02.03	Other	0	0	0
1.03	Permanent Assets	223,078	1,736,164	1,032,155
1.03.01	Investments	210,065	1,718,840	1,021,656
1.03.01.01	Interests in Associated Companies	0	0	0
1.03.01.02	Interests in Controlled Companies	210,064	1,718,839	1,021,655
1.03.01.02.01	Investments	210,064	1,718,839	1,021,655
1.03.01.03	Other Investments	1	1	1
1.03.02	Fixed Assets	13,013	17,324	10,499
1.03.03	Deferred Assets	0	0	0

02.02- BALANCE SHEET - LIABILITIES (Thousand Reals)

1- CODE	2- DESCRIPTION	3- 12/31/2003	4- 12/31/2002	5- 12/31/2001
2	Total Liabilities	740,160	2,438,552	1,562,077
2.01	Current Liabilities	177,772	208,306	214,567
2.01.01	Loans and Financing	46,065	61,873	87,052
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	36,985	64,677	39,343
2.01.04	Taxes, Levies and Contribution	43,876	37,111	36,454
2.01.04.01	IRPJ/CSLL Payable	0	2,625	1,154
2.01.04.02	Tax Liabilities	43,876	34,486	35,300
2.01.04.03	Provision for IRPJ/CSLL	0	0	0
2.01.05	Dividends Payable	0	0	11,300
2.01.06	Provision	0	0	0
2.01.07	Debts With Related Persons	972	2,594	1,428
2.01.08	Other	49,874	42,051	38,990
2.01.08.01	Salaries and Charges Payable	8,400	5,866	6,634
2.01.08.02	Provisions	37,179	31,736	28,440

2.01.08.03	Other Payables	4,295	4,449	3,916
2.02	Non-Current Liabilities	808,420	629,432	343,507
2.02.01	Loans and Financing	29,205	29,017	5,861
2.02.01.01	Financial Institutions - Abroad	29,205	29,017	5,861
2.02.02	Debentures	0	0	0
2.02.03	Provisions	0	0	0
2.02.04	Debts With Related Persons	478,460	442,848	228,883
2.02.04.01	Accounts Payable to Controlled Companies	441,562	404,240	216,773
2.02.04.02	Other Related Companies	36,898	38,608	12,110
2.02.05	Other	300,755	157,567	108,763
2.02.05.01	Tax Liabilities	273,426	153,307	102,213
2.02.05.02	Other Liabilities	27,329	4,260	6,640
2.03	Income for Future Years	0	0	0
2.05	Net Equity	(246,032)	1,600,814	1,004,003
2.05.01	Paid-up Capital	585,900	579,433	579,433
2.05.01.01	Capital	585,900	585,900	585,900
2.05.01.02	Treasury Shares	0	(6,467)	(6,467)
2.05.02	Capital Reserves	28,627	28,477	28,477
2.05.03	Revaluation Reserves	0	0	0
2.05.03.01	Owned Assets	0	0	0
2.05.03.02	Controlled/Associated Companies	0	0	0
2.05.04	Profit Reserve	0	941,904	338,309
2.05.04.01	Legal	0	53,063	22,883
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Realizable Profits Reserve	0	888,841	315,426
2.05.04.05	Retained Earnings	0	0	0
2.05.04.06	Special Reserve for Undistributed Dividends	0	0	0
2.05.04.07	Other Profit Reserves	0	0	0
2.05.05	Accumulated Profit/Loss	(860,559)	51,000	57,784

03.01- INCOME STATEMENT (Thousand Reals)

1- CODE	2- DESCRIPTION	3- From 01/01/2003 until 12/31/2003	4- From 01/01/2002 until 12/31/2002	5- From 01/01/2001 until 12/31/2001
3.01	Gross Sales and/or Services Revenues	501,709	608,860	475,369
3.02	Deductions from Gross Revenues	(138,083)	(140,285)	(107,540)
3.03	Net Sales and/or Services Revenues	363,626	468,575	367,829
3.04	Cost of Sold Goods and/or Services	(239,029)	(292,439)	(212,697)
3.05	Gross Income	124,597	176,136	155,132
3.06	Operating Expenses/Income	(2,007,329)	352,652	775
3.06.01	Sales	(108,355)	(123,452)	(88,772)
3.06.01.01	Commercial Expenses	(108,355)	(123,452)	(88,772)
3.06.02	General and Management Expenses	(29,894)	(26,770)	(26,443)
3.06.02.01	Management Expenses	(29,894)	(26,770)	(26,443)
3.06.03	Financial	(73,949)	(174,920)	(56,764)
3.06.03.01	Financial Revenues	66,479	108,182	54,202
3.06.03.02	Financial Expenses	(140,428)	(283,102)	(110,966)
3.06.04	Other Operating Revenues	25,149	54,516	1,157
3.06.04.01	Other Operating Revenues	25,149	54,516	1,157
3.06.05	Other Operating Expenses	(1,628,891)	(69,842)	(13,089)
3.06.05.01	Other Operating Expenses	(76,945)	(69,641)	(12,103)

3.06.05.02	Profit-Sharing Expenses	(552)	(201)	(986)
3.06.05.03	Extraordinary Items	(1,551,394)	0	0
3.06.06	Equity Accounting Income	(191,389)	693,120	184,686
3.07	Operating Income	(1,882,732)	528,788	155,907
3.08	Non-Operating Income	10,690	4,576	(4)
3.08.01	Revenues	10,839	5,001	92
3.08.02	Expenses	(149)	(425)	(96)
3.09	Income Before Taxes/Profit Sharing	(1,872,042)	533,364	155,903
3.10	Provision for the IR (Income Tax) and Social Security Contribution	0	0	0
3.11	Deferred IR	18,579	70,231	4,926
3.12	Interests/Statutory Contributions	0	0	0
3.12.01	Interests	0	0	0
3.12.02	Contributions	0	0	0
3.13	Interest on Owned Capital	0	0	0
3.15	Profit/Loss for the Period	(1,853,463)	603,595	160,829
	NUMBER OF SHARES, EX-TREASURY (Thousand)	40,753,902	39,531,902	39,531,902
	EARNINGS PER SHARE		0.01527	0.00407
	LOSS PER SHARE	(0.04548)		

04.01- STATEMENT OF CHANGES IN FINANCIAL POSITION (Thousand Reals)

1- CODE	2- DESCRIPTION	3- From 01/01/2003 until 12/31/2003	4- From 01/01/2002 until 12/31/2002	5- From 01/01/2001 until 12/31/2001
4.01	Origins	3,593	54,921	231,442
4.01.01	Of Operations	(199,932)	(29,536)	(63,556)
4.01.01.01	Profit/Loss for the Period	(1,853,463)	603,595	160,829
4.01.01.02	Amounts not representing Current Capital mov.	1,653,531	(633,131)	(224,385)
4.01.01.02.01	Depreciation/Amortization	1,334	783	7,465
4.01.01.02.02	Residual Value of Written-off Permanent Assets	5,987	408	92
4.01.01.02.03	Equity Accounting	191,389	(693,120)	(184,686)
4.01.01.02.04	Loss (gain) in disposal on investments	0	0	0
4.01.01.02.05	Deferred IR and Social Security Contribution	(17,944)	(70,231)	(4,962)
4.01.01.02.06	Long-term monetary variation	(68,875)	133,092	(42,294)
4.01.01.02.07	Realized capital gain	(9,754)	(4,063)	0
4.01.01.02.08	Prov. For Losses with Related Parties	1,551,394	0	0
4.01.02	Of Shareholders	6,617	0	0
4.01.02.01	Disposal of Treasury Shares	6,617	0	0
4.01.02.02	Subscribed Capital Payment	0	0	0
4.01.03	Of Third Parties	196,908	84,457	294,998
4.01.03.01	Investment Sale Value	0	0	0
4.01.03.02	Proposed Dividends - Associated/Controlled Companies	0	0	0
4.01.03.03	Increase in Non-Current Liabilities	196,908	84,457	19,910
4.01.03.04	Decrease in Short-Term Assets	0	0	1,026

4.01.03.05	Subsidies	0	0	0
4.01.03.06	Incorporated Circulating Capital	0	0	0
4.01.03.07	Receipt from Related Parties	0	0	274,062
4.01.03.08	Increase in Loans	0	0	0
4.02	Applications	11,727	28,722	185,180
4.02.01	Investments	0	0	0
4.02.02	Fixed Assets	3,009	8,016	6,842
4.02.03	Deferred	0	0	0
4.02.04	Increase in Non-Current Assets	8,718	13,922	0
4.02.05	Decrease in Non-Current Liabilities	0	0	0
4.02.06	Tax on Realization of Owned Revaluation Reserve	0	0	0
4.02.07	Proposed Dividends	0	6,784	0
4.02.08	Complement to 1997 Dividends	0	0	0
4.02.09	Decrease in Loans	0	0	178,338
4.02.10	Purchase of the Company's Own Shares	0	0	0
4.03	Increase/Decrease in Circulating Capital	(8,134)	26,199	46,262
4.04	Change in Current Assets	(38,668)	19,938	(30,337)
4.04.01	Current Assets at the Start of the Period	144,261	124,322	154,659
4.04.02	Current Assets at the End of the Period	105,593	144,260	124,322
4.05	Change in Current Liabilities	(30,534)	(6,261)	(76,599)
4.05.01	Current Liabilities at the Start of the Period	208,306	214,567	291,166
4.05.02	Current Liabilities at the End of the Period	177,772	208,306	214,567

05.01- STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2003 UNTIL 12/31/2003 (Thousand Reals)

1- CODE	2- DESCRIPTION	3- CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVES	6- PROFIT RESERVES	7- ACCUMULATED PROFIT/LOSS	8- TOTAL NET EQUITY
5.01	Initial Balance	579,433	28,477	0	941,904	51,000	1,600,81
5.02	Adjustments to Previous Periods	0	0	0	0	0	
5.03	Capital Increase/Decrease	0	0	0	0	0	
5.04	Realization of Reserves	0	0	0	(941,904)	941,904	
5.04.01	Reversion for Accumulated Profits (Loss)	0	0	0	(941,904)	941,904	
5.05	Treasury Shares	6,467	150	0	0	0	6,61
5.06	Profit/Loss for the Period	0	0	0	0	(1,853,463)	(1,853,463
5.07	Destinations	0	0	0	0	0	
5.08	Other	0	0	0	0	0	
5.09	End Balance	585,900	28,627	0	0	(860,559)	(246,032

05.02- STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2002 UNTIL 12/31/2002 (Thousand Reals)

1- CODE	2- DESCRIPTION	3- CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVES	6- PROFIT RESERVES	7- ACCUMULATED PROFIT/LOSS	8- TOTAL NE[illegible] EQUITY
5.01	Initial Balance	579,433	28,477	0	338,309	57,784	1,004,00
5.02	Adjustments to Previous Periods	0	0	0	0	0	
5.03	Capital Increase/Decrease	0	0	0	0	0	
5.04	Realization of Reserves	0	0	0	0	0	
5.05	Treasury Shares	0	0	0	0	0	
5.06	Profit/Loss for the Period	0	0	0	0	603,595	603,59
5.07	Destinations	0	0	0	603,595	(603,595)	
5.07.01	Constitution of Statutory Reserve	0	0	0	30,180	(30,180)	
5.07.02	Constitution of Realizable Profit Reserve	0	0	0	573,415	(573,415)	
5.08	Other	0	0	0	0	(6,784)	(6,784
5.08.01	Proposed Dividends	0	0		0	(6,784)	(6,784
5.09	End Balance	579,433	28,477	0	941,904	51,000	1,600,81

05.03- STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2001 UNTIL 12/31/2001 (Thousand Reals)

1- CODE	2- DESCRIPTION	3- CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVES	6- PROFIT RESERVES	7- ACCUMULATED PROFIT/LOSS	8- TOTAL NE EQUITY
5.01	Initial Balance	579,433	28,477	0	177,480	57,784	843,17
5.02	Adjustments to Previous Periods	0	0	0	0	0	
5.03	Capital Increase/Decrease	0	0	0	0	0	
5.04	Realization of Reserves	0	0	0	0	0	
5.05	Treasury Shares	0	0	0	0	0	
5.06	Profit/Loss for the Period	0	0	0	0	160,829	160,82
5.07	Destinations	0	0	0	160,829	(160,829)	
5.07.01	Constitution of Statutory Reserve	0	0	0	8,041	(8,041)	
5.07.02	Constitution of Realizable Profit Reserve	0	0	0	152,788	(152,788)	
5.08	Other	0	0	0	0	0	
5.09	End Balance	579,433	28,477	0	338,309	57,784	1,004,0C

06.01- CONSOLIDATED BALANCE SHEET - ASSETS (Thousand Reals)

1- CODE	2- DESCRIPTION	3- 12/31/2003	4- 12/31/2002	5- 12/31/2001
1	Total Assets	566,122	2,322,255	1,504,100
1.01	Current Assets	106,098	144,765	129,443
1.01.01	Cash and Marketable Securities	1,078	2,020	5,374
1.01.01.01	Cash and Banks	1,078	2,020	5,374
1.01.02	Credits	90,905	126,605	112,391
1.01.02.01	Trade Accounts Receivable	33,946	54,448	51,936
1.01.02.02	Intercompany Accounts Receivable	1	2	0
1.01.02.03	(-) Provision for Doubtful Debtors	(2,846)	(3,237)	(6,217)
1.01.02.05	Securities	863	62,955	52,460
1.01.02.06	IRPJ/CSLL Recoverable	32,709	5,140	8,473
1.01.02.07	Dividends Receivable	0	0	0
1.01.02.08	Other Receivables	24,106	5,473	4,126
1.01.02.09	Advanced Expenses	2,126	1,824	1,613
1.01.03	Inventories	14,115	16,140	11,678
1.01.04	Other	0	0	0
1.02	Non-Current Assets	377,206	2,087,095	1,282,639
1.02.01	Credits, Miscellaneous	106,997	90,784	17,296
1.02.01.01	Deferred Taxes	99,908	81,964	11,733
1.02.01.02	Judicial Deposits and Tax Incentives	4,803	4,180	3,859
1.02.01.03	Real Property	0	0	0
1.02.01.04	Advanced Expenses	2,053	4,177	1,687
1.02.01.05	Other Receivables	233	463	17
1.02.02	Credits with Related Persons	270,209	1,996,311	1,265,343
1.02.02.01	With Associated Companies	0	0	0
1.02.02.02	With Controlled Companies	0	0	0
1.02.02.03	With Other Related Persons	270,209	1,996,311	1.265.343
1.02.03	Other	0	0	0
1.03	Permanent Assets	82,818	90,395	92,018
1.03.01	Investments	14	14	14
1.03.01.01	Interests in Associated Companies	0	0	0
1.03.01.02	Interests in Controlled Companies	0	0	0
1.03.01.02.01	Investments	0	0	0
1.03.01.02.02	Premium	0	0	0
1.03.01.02.03	(-) Premium Amortization	0	0	0
1.03.01.03	Other Investments	14	14	14
1.03.02	Fixed Assets	82,804	90,381	92,004
1.03.03	Deferred Assets	0	0	0

06.02- CONSOLIDATED BALANCE SHEET - LIABILITIES (Thousand Reals)

1- CODE	2- DESCRIPTION	3- 12/31/2003	4- 12/31/2002	5- 12/31/2001
2	Total Liabilities	566,122	2,322,255	1,504,100
2.01	Current Liabilities	179,253	208,812	324,655
2.01.01	Loans and Financing	46,065	61,873	198,047
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	36,988	64,771	39,352
2.01.04	Taxes, Levies and Contribution	45,232	38,174	36,457

2.01.04.01	IRPJ/CSLL Payable	0	2,711	1,154
2.01.04.02	Tax Liabilities	45,210	35,427	35,303
2.01.04.03	Provision for IRPJ/CSLL	22	36	0
2.01.05	Dividends Payable	0	0	11,300
2.01.06	Provision	0	0	0
2.01.07	Debts With Related Persons	0	1,627	311
2.01.08	Other	50,968	42,367	39,188
2.01.08.01	Salaries and Charges Payable	8,400	5,965	6,733
2.01.08.02	Provisions	38,273	31,953	28,461
2.01.08.03	Other Payables	4,295	4,449	3,994
2.02	Non-Current Liabilities	632,901	512,629	175,442
2.02.01	Loans and Financing	29,205	29,017	5,861
2.02.01.01	Financial Institutions - Country	0	0	0
2.02.01.02	Financial Institutions - Abroad	29,205	29,017	5,861
2.02.02	Debentures	0	0	0
2.02.03	Provisions	0	0	0
2.02.04	Debts With Related Persons	302,469	326,006	60,781
2.02.04.01	Accounts Payable to Controlled Companies	0	0	0
2.02.04.02	Other Related Companies	302,469	326,006	60,781
2.02.05	Other	301,227	157,606	108,800
2.02.05.01	Tax Liabilities	273,898	153,346	102,123
2.02.05.02	Other Liabilities	27,329	4,260	6,677
2.03	Income for Future Years	0	0	0
2.04	Minority Interests	0	0	0
2.05	Net Equity	(246,032)	1,600,814	1,004,003
2.05.01	Paid-up Capital	585,900	579,433	579,433
2.05.01.01	Capital	0	585,900	585,900
2.05.01.02	Treasury Shares	0	(6,467)	(6,467)
2.05.02	Capital Reserves	28,627	28,477	28,477
2.05.03	Revaluation Reserves	0	0	0
2.05.03.01	Owned Assets	0	0	0
2.05.03.02	Controlled/Associated Companies	0	0	0
2.05.04	Profit Reserve	0	941,904	338,309
2.05.04.01	Legal	0	53,063	22,884
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Realizable Profits Reserve	0	888,841	315,425
2.05.04.05	Retained Earnings	0	0	0
2.05.04.06	Special Reserve for Undistributed Dividends	0	0	0
2.05.04.07	Other Profit Reserves	0	0	0
2.05.05	Accumulated Profit/Loss	(860,559)	51,000	57,784

07.01- CONSOLIDATED INCOME STATEMENT (Thousand Reals)

1- CODE	2- DESCRIPTION	3- From 01/01/2003 until 12/31/2003	4- From 01/01/2002 until 12/31/2002	5- From 01/01/2001 until 12/31/2001
3.01	Gross Sales and/or Services Revenues	501,853	609,108	475,591
3.02	Deductions from Gross Revenues	(138,650)	(140,294)	(107,583)
3.03	Net Sales and/or Services Revenues	363,213	468,814	368,008
3.04	Cost of Sold Goods and/or Services	(231,833)	(292,439)	(211,730)

3.05	Gross Income	131,380	176,375	156,278
3.06	Operating Expenses/Income	(2,014,105)	352,034	(193)
3.06.01	Sales	(106,558)	(123,452)	(88,772)
3.06.01.01	Commercial Expenses	(106,558)	(123,452)	(88,772)
3.06.02	General and Management Expenses	(28,299)	(29,072)	(28,723)
3.06.02.01	Management Expenses	(28,299)	(29,072)	(28,723)
3.06.03	Financial	(262,722)	520,869	129,252
3.06.03.01	Financial Revenues	188,088	662,375	306,059
3.06.03.02	Financial Expenses	(450,810)	(141,506)	(176,807)
3.06.04	Other Operating Revenues	25,187	54,516	1,165
3.06.04.01	Other Operating Revenues	25,187	54,516	1,165
3.06.05	Other Operating Expenses	(1,641,713)	(70,827)	(13,115)
3.06.05.01	Other Operating Expenses	(89,769)	(70,641)	(12,112)
3.06.05.02	Profit-Sharing Expenses	(550)	(186)	(1,003)
3.06.05.03	Extraordinary Items	(1,551,394)	0	0
3.06.06	Equity Accounting Income	0	0	0
3.07	Operating Income	(1,882,725)	528,409	156,085
3.08	Non-Operating Income	10,704	4,991	(182)
3.08.01	Revenues	10,855	5,436	0
3.08.02	Expenses	(151)	(445)	(182)
3.09	Income Before Taxes/Profit Sharing	(1,872,021)	533,400	155,903
3.10	Provision for the IR (Income Tax) and Social Security Contribution	(21)	(36)	0
3.11	Deferred IR	18,579	70,231	4,926
3.12	Interests/Statutory Contributions	0	0	0
3.12.01	Interests	0	0	0
3.12.02	Contributions	0	0	0
3.13	Interest on Owned Capital	0	0	0
3.14	Minority Interests	0	0	0
3.15	Profit/Loss for the Period	(1,853,463)	603,595	160,829
	NUMBER OF SHARES, EX-TREASURY (Thousand)	40,753,902	39,531,902	39,531,902
	EARNINGS PER SHARE		0.01527	0.00407
	LOSS PER SHARE	(0.04548)		

08.01- CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (Thousand Reals)

1- CODE	2- DESCRIPTION	3- From 01/01/2003 until 12/31/2003	4- From 01/01/2002 until 12/31/2002	5- From 01/01/2001 until 12/31/2001
4.01	Origins	(6,076)	744,747	57,589
4.01.01	Of Operations	(387,241)	468,899	(78,020)
4.01.01.01	Profit/Loss for the Period	(1,853,463)	603,595	160,829
4.01.01.02	Amounts not representing Current Capital mov.	1,466,222	(134,696)	(238,849)
4.01.01.02.01	Depreciation/Amortization	13,464	13,276	15,916
4.01.01.02.02	Residual Value of Written-off Permanent Assets	6,898	426	270
4.01.01.02.03	Equity Accounting	0	0	0
4.01.01.02.04	Loss (gain) in disposal on investments	0	0	0
4.01.01.02.05	Deferred IR and Social Security Contribution	(17,944)	(70,231)	(4,962)
4.01.01.02.06	Long-term monetary variation	(77,836)	(74,104)	(250,073)
4.01.01.02.07	Realized capital gain	(9,754)	(4,063)	0

4.01.01.02.08	Prov. For Losses with Related Parties	1,551,394	0	0
4.01.02	Of Shareholders	6,617	0	0
4.01.02.01	Disposal of Treasury Shares	6,617	0	0
4.01.02.02	Subscribed Capital Payment	0	0	0
4.01.03	Of Third Parties	374,548	275,848	135,609
4.01.03.01	Investment Sale Value	0	0	0
4.01.03.02	Subsidies	0	0	0
4.01.03.03	Increase in Non-Current Liabilities	114,099	275,848	19,910
4.01.03.04	Decrease in Short-Term Assets	260,449	0	1,072
4.01.03.05	Subsidies	0	0	0
4.01.03.06	Incorporated Circulating Capital	0	0	114,627
4.01.03.07	Receipt from Related Parties	0	0	0
4.01.03.08	Increase in Loans	0	0	0
4.02	Applications	3,031	613,583	176,082
4.02.01	Investments	0	0	0
4.02.02	Fixed Assets	3,031	8,016	6,842
4.02.03	Deferred	0	0	0
4.02.04	Increase in Non-Current Assets	0	598,783	0
4.02.05	Decrease in Non-Current Liabilities	0	0	0
4.02.06	Tax on Realization of Owned Revaluation Reserve	0	0	0
4.02.07	Proposed Dividends	0	6,784	0
4.02.08	Incorporated Circulating Capital	0	0	0
4.02.09	Complement to 1997 Dividends	0	0	0
4.02.10	Change in Minority Interests	0	0	0
4.02.11	Purchase of the Company's Own Shares	0	0	0
4.02.12	Decrease in Loans	0	0	169,240
4.02.13	Additions from Related Parties	0	0	0
4.03	Increase/Decrease in Circulating Capital	(9,107)	131,164	(118,493)
4.04	Change in Current Assets	(38,666)	15,321	(104,574)
4.04.01	Current Assets at the Start of the Period	144,764	129,443	234,017
4.04.02	Current Assets at the End of the Period	106,098	144,764	129,443
4.05	Change in Current Liabilities	(29,559)	(115,843)	13,919
4.05.01	Current Liabilities at the Start of the Period	208,812	324,655	310,736
4.05.02	Current Liabilities at the End of the Period	179,253	208,812	324,655

09.01- INDEPENDENT AUDITORS' OPINION - NO QUALIFICATIONS

INDEPENDENT AUDITORS' OPINION

To the managers and shareholders
Bombril S.A.
São Bernardo do Campo - SP

1. We have examined Bombril S.A.'s individual (controlling company) and consolidated balance sheets prepared on December 31st, 2003, as well as the respective income statement, statement of changes in shareholders' equity – unsecured liabilities– and statement of changes in financial position for the fiscal year ended on that date, which were prepared under your management's responsibility. It is our responsibility to give an opinion on these financial statements.

2. Our examination was conducted in accordance with the accounting standards applicable in Brazil and comprised: a) planning the service by considering the relevance of the balances, the transaction volume, and the company and controlled companies' accounting and internal control systems; b) based on tests, finding the evidence and records supporting the amounts and accounting information disclosed; and c) evaluating the most representative accounting practices and estimations adopted by the company's and its controlled companies' management, as well as the presentation of the financial statements, taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 do properly reflect, in all material respects, Bombril S.A.' individual (controlling company) and consolidated equity and financial position as of December 31, 2003, its operating income, the changes in shareholders' equity (unsecured liabilities), and changes in financial position for the fiscal year ended on that date, according to the accounting practices in place in Brazil.

4. As described in explanatory note 19, the Company's management had decided to constitute a provision in order to cope with any losses in respect of credits with related parties. Regardless of this measure, which aims at a better financial statement presentation, the management has been taking the appropriate steps seeking to recover these credits, which have partly been granted.

5. The Company's individual (controlling company) and consolidated financial statements were prepared under the assumption that the Company will continue to operate normally in light of the contents of the explanatory notes and the performance comment on the financial statements.

6. Bombril S.A.'s individual (controlling company) and consolidated financial statements for the fiscal year ended on December 31, 2002 were examined by other independent auditors, who gave a qualified opinion thereon, dated on April 25, 2003, because they did not know about any provision for credits against related parties, which issue has been regularized since June 30, 2003, as stated in paragraph 4.

(Partially legible signature) - Luiz Claudio Fontes, Partner-Accountant, CRC (Regional Council of Accounting) registration no. 1RJ032470/O-9 "T" PR "S" SP, Trevisan Auditores Independentes, CRC registration no. 2SP013439/O-5.

10.01- MANAGEMENT REPORT

Bombril S/A
Management Report

Messrs. Shareholders:

In our country (Brazil), the year 2003 was marked by the beginning of a new administration which economically focused on a strict struggle against inflation and a gradual interest rate lowering policy, which failed to stimulate economic activity, causing the unemployment rate to increase and the people to lose purchasing power instead.

For Bombril S/A, it was one of the most difficult and complex years in its history because of a series of extraordinary events that are exterior to the company, but which seriously compromised its stability, credibility and, most of all, its very survival. The Cirio Group's default in Italy, in late 2002; the repeatedly declared sale of Bombril by its indirect controlling company Cirio Finanziaria; and the establishment of legal usufruct in favor of "Newco International" in March/April 2003, with the resulting Trust coming into effect in July 2003, are some of the points that clearly demonstrate how atypical that year was for Bombril S/A and its operations.

However, the year 2003 also marked the closing of the first balance sheets under the trust, and thanks to this new Management, the restoration of financial credibility, particularly with the participation of our financial and commercial partners, and the quality of our team, the Company succeeded in recovering its margins at the second half of the year and in putting into action a series of direct restructuring activities, with all business relationships guided by the transparency element.

THE RESULTS

The circumstances in which the company operated during 2003, as described above, had serious consequences, especially as regards its credibility in the Financial System. The huge difficulties getting working capital significantly affected the production and, as a result, sales volumes, thereby causing a relevant loss not only of scale economy, but also of bargaining power before its partners.

The company's Cash Flow was back in the ordinary course of positive generation only in the last quarter of the fiscal year as a result of the entire recovery process that began with the new management.

The sales volume for 2003 was 35% lower than that for 2002 due to the aforementioned financial aspects, and the management prioritized the more profitable items, going as far as discontinuing some of the items with low margins. Despite the decrease in Net Revenue over 2002, the company succeeded in keeping its main product, i.e. the Steel Sponge, as the absolute market leader. The chart below shows in a comparative way the three last fiscal years in terms of volume, net income and consolidated gross margin.

(There is a graph above the table below, forming a part thereof).

	2001 Value	%R.L. (Net Revenue)	2002 Value	%R.L.	2003 Value	%R.L.
TOTAL TONS	248,036		298,527		192,643	
Net Revenue	368,008		468,814		363,213	
Gross Margin	156,278	42%	176,375	38%	131,380	36%

(Captions:)
TOTAL TONS;
Net Revenue;
Gross Margin.

When we look at the behavior of the same indicators on a quarterly basis for the year 2003 (consolidated), the considerable recovery in the last quarter of the year is demonstrated by the growth over all previous quarters, which corroborates the importance of the new management and the recovered credibility among financial institutions, starting a normalization phase in the supply chain.

(There is a chart above the table below, forming a part thereof).

	Quarter 1 Value	%R.L.	Quarter 2 Value	%R.L.	Quarter 3 Value	%R.L.	Quarter 4 Value	%R.L.
TOTAL TONS	39,660		52,465		41,383		59,135	
Net Revenue	84,189		88.508		76,110		114,406	
Gross Margin	28,433	34%	24.837	28%	29,808	39%	48,302	42%

(Captions:)
TOTAL TONS;
Net Revenue;
Gross Margin.

The absolute value of the Gross Margin was 25.5 percent lower than in 2002. However, compared to the Net Revenue, the Margin is practically stable (36.2% against 37.6%). This result reflects the policy adopted by the management, which consists of prioritizing sales of more profitable products. In this respect, another highlight is the margin upturn between the last quarter (42%) and the previous ones.

When we look at the Net Income for the period, which was negative by R$1,853 million, it important to point out that it includes a provision of R$1,551 million for credits with related parties (Explanatory Note 19-a), besides the negative effect of Equity Accounting, which amounts to R$191 million. Therefore, upon deduction of these two accounting entries that total 1,742 million, the negative Net Income amounts to R$111 million. These figures help to understand that in spite of the setbacks caused by non-operating factors, the company has managed to minimize the impact in the operating context.

HUMAN RESOURCES

The policy in place at Bombril has the basic principle of continuously developing the company's human resources.

At the end of the fiscal year 2003, the company had 1,756 direct employees and 524 outsourced collaborators. Training activities totaled 76,000 hour/men, which corresponds to 43 hours per collaborator, on average.

We have concluded the Supplementary Course Project whereby 419 collaborators completed their studies and were duly certified by the MEC (Ministry of Education and Culture).

Campaigns for improvement in quality of life and preservation of the environment were carried on in all of the company's Units, including: Waste Management; Lectures on Rational Use of Water and Pollutants Control.

Projects were implemented for valuing and fostering a closer relationship with our collaborators, including the direct sale of the company's products by an internal shop.

All of the foregoing actions had a positive effect on the quality of the products sold by the company, while valuing and favoring the personal and professional growth of our collaborators.

The participation of all collaborators in the Quality Management process has allowed the work teams to reach a higher level of business maturity by working in a preventive way, always seeking to continuously improve our processes and products aiming at our consumers' satisfaction.

MARKETING & SALES

Several point-of-sale activities kept Bombril on the spot throughout the year, such as giant inflatable balloons and exhibiting displays. In addition, a large number of activities in cooperation with several supermarkets assured the presence of the brand in the electronic media.

As a complement to the point-of-sale activities, we renewed and carried on with our sponsorship to the Santos F.C. soccer team, vice champion of the Liberators of America Cup, using the Bombril brand on the team's shirt. According to a report published by Informídia, the return on this sponsorship in 2003 is in excess of R$40 million. In the media, soccer is Brazil's third leading TV program in terms of audience, which audience includes women.

In June 2003, we discontinued the liquid detergents line under the ODD brand, which had a little profitability. In this product category, our focus was set exclusively on our Limpol brand.

At the end of the year, cylindrical sponges were launched under the Bombril brand. This product has had a strong acceptance among our customers and consumers.

INDUSTRIAL

During 2003, Bombril manufactured approximately 200,000 tons of products, with an emphasis on its core business, the established "Steel Sponge, with which we beat new production/sales records in some months of the year using our full production capacity.

On the cost reduction front, several actions were taken in respect of utility services, inputs, and production process as a way to make the company more competitive, and the natural result was the recovery a cash generation in a period marked by a strong shortage of financial resources.

The in-house outsourcing process that was implemented in 2002 in the packaging area was extended in 2003 with the participation of specialized partners by whom we are guaranteed quality and top technology, allowing us to dedicate ourselves to our specialties.

The investments in the industrial area were entirely designed to eliminate production bottlenecks in lines for which the demand has increased substantially.

PROSPECTS AND GOALS

Since we have what we had classified as the toughest time behind us, we can look at the future with a firm belief that the paths we have chosen, combined with the quality, potential and commitment of all of those concerned, reserve for Bombril an era of success and growth, consolidating and improving its position on the market, particularly in consumer preference.

RELATIONSHIP WITH THE INDEPENDENT AUDITORS

In compliance with the provisions of CVM Instruction no. 381/2003, we inform that the independent auditors' service for the Company and its Associated and Controlled Companies this year was exclusively related to the provision of independent audit services.

CLOSING CONSIDERATIONS

The efforts and dedication, combined with the strategic vision of the company's management, the decisions it has made, the consistent engagement of its collaborators, and the loyalty of consumers, customers and suppliers, allow Bombril S.A. to take a prominent position to face the challenges of this time in its history.

Bombril's Management thanks everyone: the shareholders, for their trust; the collaborators, for their commitment; and the business and financial partners, for their support.

11.01- EXPLANATORY NOTES

BOMBRIL S.A. AND CONTROLLED COMPANIES

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED ON DECEMBER 31, 2003 AND 2002
(In R$ 1,000)

1. OPERATING CONTEXT

- Bombril S.A. and its Brazilian controlled companies:

  Bombril S.A. (Company) and its Brazilian controlled companies operate in the hygiene and cleaning industry segment, manufacturing products for household and industrial consumption, the highlights of which being: steel sponge, synthetic sponge, liquid detergent, soaps, disinfectants, cleaners, and softeners.

- Foreign controlled company:

  Bombril Overseas Inc. is headquartered in the British Virgin Islands, and its activities consist of operations of financial nature.

2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES AND CONSOLIDATION CRITERIA

The financial statements for the controlling and consolidated businesses have been prepared and are now presented in accordance with the accounting practices set forth by the Brazilian corporate legislation and complementary provisions of the Securities Commission (CVM), consistent with the main accounting practices described below:

a) Current and Non-Current Assets

The provision for doubtful receivables is computed based on the management's experience with losses in previous years, market conditions, and the economic situation.

The securities are shown at the applied value plus income received by the date of the balance sheets, which value is close to the market value.

The inventories are shown at the average purchase or production cost, which is lower than the replacement or realization values. Imports in transit are shown at the accumulated cost of each importation.

Other current and non-current assets are shown at their original values, plus interest as well as monetary and foreign exchange variations, where applicable, or at the cost value, in the case of expenses paid in advance.

b) Permanent Assets

The permanent assets are shown at cost value and contemplate the following aspects:

- evaluation of interests in controlled companies by the equity accounting method;

- the fixed assets are entered at the purchase cost, updated for currency devaluation until December 31, 1995 and revalued in May 2001. Depreciation of the fixed assets is computed by the linear method, at the rates referred to in note no. 5, which take into account the useful life of the assets.

c) Net Equity - Unsecured Liabilities

The Net Equity is shown, in accordance with the Corporate Legislation and the accounting practices, in Assets, after the Permanent Assets group, under the name Unsecured Liabilities.

d) Current and Non-Current Liabilities

These are shown at the known or computable values plus the corresponding charges and monetary variations incurred until the date of the balance sheets, where applicable.

e) Provision for Contingent Liabilities

It is constituted based on the share loss risk rating, according to reports prepared by the Company and its controlled companies' legal counsel.

f) Provision for Income Tax and Social Security Contribution

The provision for income tax and social security contribution is computed based on the taxable income and the social security contribution computation basis, according to the rates in effect on the date of the balance sheets. Deferred taxes are based on temporary differences, tax loss and negative social security contribution basis according to the respective rates in effect on the date of the balance sheets. The tax losses and the negative social security contribution basis may be set off on a yearly basis, observing the limit of up to 30 percent of the taxable income for the period.

g) Consolidation Criteria

For consolidation, the interests, assets and liabilities balances, revenues and expenses were eliminated, as were the unrealized profits among consolidated companies.

The financial statements of Bombril Overseas Inc., a controlled company with registered office overseas, which are presented in US dollars, were translated into reals at the respective exchange rates in effect on the dates of the balance sheets (US$1.00 = R$2.8892, for December 31, 2003 and US$1.00 = R$3.5333, for December 31, 2002), where the result for December 2003 reflects the net worth as of June 2003, as updated for foreign exchange variations.

The consolidated financial statements include the financial statements of Bombril S.A. and the controlled companies, as follows:

	Percentage Interest			
	2003		2002	
	Direct	Indirect	Direct	Indirect
Brilmaq Empreendimentos Imobiliários Ltda.	100.00		100.00	
Brilmaq Overseas Inc.	100.00		100.00	
Bombril Cirio S.A.	69.72	30.28	69.72	30.28

3. INVENTORIES

The inventories for the controlling company and consolidated business are composed as follows:

	2003 R$	2002 R$
Finished products	5,750	8,115
Works in progress	1,088	937
Raw materials	3,637	3,010
Packaging materials	3,333	3,558
Other	307	520
Total	**14,115**	**16,140**

4. INVESTMENTS

a) The composition of and main information on investments can be shown as follows:

Controlling Company	**Controlled company's adjusted net equity**		**Controlled company's adjusted profit (loss)**	
	2003 **R$**	**2002** **R$**	**2003** **R$**	**2002** **R$**
Brilmaq Empreendimentos Imobiliários Ltda.	26,954	28,709	(1,754)	(1,326)
Brilmaq Overseas Inc. (*)	112,854	1,629,232	(1,219,379)	205,629
Bombril Cirio S.A.	100,767	101,335	(567)	177

	Equity Accounting Income (*)		**Total Investments**	
	2003 **R$**	**2002** **R$**	**2003** **R$**	**2002** **R$**
Brilmaq Empreendimentos Imobiliários Ltda.	(1,754)	(1,326)	26,955	28,709
Brilmaq Overseas Inc. (*)	(189,239)	694,319	112,854	1,629,232
Bombril Cirio S.A.	(396)	127	70,255	60,898
Subtotal	(191,389)	693,120	210,064	1,718,839
Other investments			1	1
Total	**(191,389)**	**693,120**	**210,065**	**1,718,840**

(*) The equity accounting income of Bombril Overseas Inc. includes the foreign exchange variation of the investment in foreign currency and the provisions made therefore.

b) The controlling company's percentage interest, capital and total quantity of shares/quotaparts in the controlled companies can be shown as follows:

	Interest		**Capital**	
	2003 **%**	**2002** **%**	**2003** **R$**	**2002** **R$**
Brilmaq Empreendimentos Imobiliários Ltda.	100.00	100.00	35,757	35,757
Brilmaq Overseas Inc.	100.00	100.00	1,060,336	1,296,721
Bombril Cirio S.A.	69.72	69.72	101,375	101,375

	Total amount of shares/quotaparts in the controlled companies' capital (in thousands) on December 31, 2003		
	Common Shares	**Quotaparts**	**Total**
Brilmaq Empreendimentos Imobiliários Ltda.		35,757	35,757
Brilmaq Overseas Inc.	342,050		342,050
Bombril Cirio S.A.	101,375		101,375

	Total amount of shares/quotaparts in the controlled companies' capital (in thousands) on December 31, 2002		
	Common Shares	**Quotaparts**	**Total**
Brilmaq Empreendimentos Imobiliários Ltda.		35,757	35,757
Brilmaq Overseas Inc.	342,050		342,050
Bombril Cirio S.A.	101,375		101,375

5. FIXED ASSETS

The fixed assets are composed as follows:

	CONTROLLING COMPANY			
	2003			2002
	Cost	**Accumulated Depreciation**	**Net**	**Net**
	R$	R$	R$	R$
Land and buildings	240	(14)	226	5,640
Machines & Equipment	4,956	(976)	3,980	2,303
Trademarks & Patents	680	(88)	592	413
Ongoing investment in fixed assets	4,402		4,402	6,298
Vehicles	662	(361)	301	454
Data processing equipment	1,125	(689)	436	413
Software/Hardware	655	(172)	483	542
Other investments in fixed assets	3,074	(481)	2,593	1,261
Total	**15,794**	**(2,781)**	**13,013**	**17,324**

	CONSOLIDATED				
	2003			2002	Annual Depreciation Rate
	Cost	**Accumulated Depreciation**	**Net**	**Net**	
	R$	R$	R$	R$	%
Land and buildings	47,383	(3,367)	44,046	44,992	2-4
Machines & Equipment	51,425	(21,901)	29,524	25,623	4-33
Trademarks & Patents	1,028	(123)	905	762	10
Ongoing investment in fixed assets	4,402		4,402	6,298	
Vehicles	1,002	(649)	353	555	20
Data processing equipment	1,348	(833)	515	588	20
Software/Hardware	7,456	(6,381)	1,075	3,442	20
Other investments in fixed assets	3,893	(1,879)	2,014	8,121	0-33
Total	**117,937**	**(35,133)**	**82,804**	**90,381**	

On May 31, 2001 by deliberation of the AGE, a revaluation was carried out based on an experts' appraisal report, in the amount of R$13,817, which is allotted as follows:

	Controlling Company		
	Appraisal Report	**Residual Value**	**Increase (Appreciation)**
	R$	R$	R$
Land and buildings	13,985	7,038	6,947
Machines and equipment	31,555	24,685	6,870
Total	**45,540**	**31,723**	**13,817**

The statement of changes in fixed assets for the period is summed up as follows:

	Controlling Company	**Consolidated**
	R$	**R$**
Net balances on 12/31/2002	17,324	90,381
Increases in the period	3,009	3,031
Realized Capital Gain		9,754
Write-offs for the Period	(5,986)	(6,898)
Depreciation in the period	(1,334)	(13,464)
Net balances on 12/31/2003	**13,013**	**82,804**

6. LOANS AND FINANCING FACILITIES

	Annual average charges	**CONTROLLING COMPANY**		**CONSOLIDATED**	
		2003	**2002**	**2003**	**2002**
	%	**R$**	**R$**	**R$**	**R$**
IN FOREIGN CURRENCY					
"Guaranteed Note Program"	8-9.25	35,596	32,739	35,596	32,739
Total in foreign currency		**35,596**	**32,739**	**35,596**	**32,739**

		CONTROLLING COMPANY		**CONSOLIDATED**	
		2003	**2002**	**2003**	**2002**
	%	**R$**	**R$**	**R$**	**R$**
IN LOCAL CURRENCY					
Bank loans and financing facilities	56.00	39,674	58,151	39,674	58,151
Total loans and financing		75,270	90,980	75,270	90,980
Classified as current liabilities		**46,065**	**61,873**	**46,065**	**61,873**
Classified as Non-Current liabilities		**29,205**	**29,017**	**29,205**	**29,017**

The long-term bank loans and financing facilities as of December 31, 2003 have maturity dates until 2007.

a) According to the Minutes of the Meeting of the Board of Directors held on February 5, 1999, a program by the name of "EURO 200,000 GUARANTEED NOTE PROGRAM" was approved by unanimous vote for the issuance of notes overseas with indefinite term, with Italy-based company Cirio Holding S.p.A. acting as the guarantor, and Bozano, Simonsen Limited as "Arranger" and "Lead Manager", whereby the Company may issue notes overseas from time to time. On February 18, 1999 the first tranche was issued in the amount of Euro 40,000, with interest rate of 8% per annum and maturity on February 18, 2007 (see explanatory note no. 21). The second tranche was issued on May 27, 1999 in the amount of Euro 60,000, with interest rate of 9.25% per year and maturity on May 27, 2007. A portion of these notes is held by Bombril Overseas Inc., whose custody certification procedure is in progress. These respective amounts were eliminated in the consolidated financial statements.

b) On December 18, 2000 a program was approved for the issuance of notes overseas by controlled company Bombril Overseas Inc. This program was named "GUARANTEED SHORT-TERM NOTE PROGRAM", with Bombril S.A. acting as guarantor of the operation, and Eurovest Global Securities Inc. as "Arranger". The maximum term for the issue of said notes is 24 months, and the value thereof may not exceed US$50,000. The first tranche was issued on January 4, 2001 in the amount of US$20,000, with interest rate of 11.25% per year and maturity on January 4, 2002. On January 17, 2001 the Second tranche was issued in the amount of US$15,000, with interest rate of 10.75% and maturity on January 17, 2002. The third tranche was issued on February 20, 2001 in the amount of US$15,000, with interest rate of 10.5% per year and maturity on February 20, 2002. In March 2002 controlling company Cirio Finanziaria S.p.A. settled the three tranches of the Guaranteed Short-Term Note Program, which were outstanding on December 31, 2001. For the periods between the maturity dates of the Note Program series of securities and the settlement dates, the accrued interest was equivalent to that of the coupons for the notes themselves.

7. CONTROLLED AND RELATED COMPANIES

In accordance with the Special Shareholders' Meeting held on December 31, 1998 the sale of the interest in the capital of Italy-based company Cirio Holding S.p.A. to Bombril Cirio International S.A., headquartered in Luxemburg, was approved for a price of US$380,000 thousand. As a performance guarantee for the corresponding agreement, the shares in Cirio Holding S.p.A. were pledged to the Company, as set forth in clause Second of the first amendment to that agreement, which was entered into on January 18, 1999.

The securities receivable as a result of the Cirio Holding S.p.A. sale agreement, in the amount of US$342,000, were paid up at a capital increase in the controlled company Bombril Overseas on January 05, 1999. The amounts yet to be received are contained in Credits with Related Parties (Cragnotti & Partners Group).

The balances and transactions with related parties for the controlling company and consolidated business for the fiscal years ended on December 31, 2003 and 2002 are shown as follows:

a) Controlling company's balances

	Non-Current assets (loan agreements)	
	2003	**2002**
	R$	**R$**
Cragnotti & Partners Cap. Investimentos do Brasil S.A. (3)	94,155	53,920
Cirio Del Monte N.V. (8)	38,215	51,222
Bombril Overseas Inc. (1)	32,440	29,022
C&P Overseas Ltd. (4)	183,143	163,726
Bombril Holding S.A. (2)	176,729	156,970
Cirio Brasil S.A. (6)	2,222	10,762
Brilmaq Empreend. Imob Ltda. (9)	2,072	1,712
Agropecuária Cirio Ltda.		469
Provision for Loss with Related Parties	(224,255)	
Total - Long Term	**304,721**	**467,803**

	Accounts payable	
	2003	**2002**
	R$	**R$**
Cirio Brasil S.A. (6)		1,627
Bombril Cirio S.A. (7)	972	967
Total	**972**	**2,594**

	Non-Current liabilities (loan agreements)	
	2003	**2002**
	R$	**R$**
Bombril Overseas Inc. (1)	409,353	383,849
Tevere Empreend. Constr. S.A.	487	122
Bombril Cirio S.A. (7)	32,209	20,392
Agropecuária Cirio Ltda.	85	
Cirio Finanziaria S.p.A. (5)	15,079	18,124
Societá Sportiva Lázio S.p.A. (5)	21,247	20,361
Total	**478,460**	**442,848**

b) Balance of the Consolidated Business

	Non-Current assets (loan agreements)	
	2003	**2002**
	R$	**R$**
C&P Overseas Ltd. (4)	1,084,077	1,218,413
Cragnotti & Partners Cap. Investimentos do Brasil S.A. (3)	94,155	53,920
Bombril Holding S.A. (2)	176,729	156,970
Cirio Brasil S.A. (5)	2,222	10,762
Agropecuária Cirio Ltda. (10)		469
Cirio Del Monte N.V. (8)	38,215	51,222

	2003	2002
Cragnotti & Partners Cap. Inv. N.V.	426,205	504,555
Provision for Loss with Related Parties	(1,551,394)	
Total	**270,209**	**1,996,311**

	Accounts payable	
	2003	2002
	R$	R$
Cirio Brasil S.A. (6)		1,627
Total		**1,627**

	Non-Current liabilities (loan agreements)	
	2003	2002
	R$	R$
Tevere Empreend. Constr. S.A.	487	122
Agropecuária Cirio	85	
Cirio Luxemburgo	53,360	58,135
Societá Sportiva Lázio S.p.A. (5)	21,247	20,361
Cirio Finanziaria S.p.A. (7)	219,712	238,912
Cirio Finanziaria Luxemburgo	7,578	8,476
Total	**302,469**	**326,006**

(1) The loan agreement with Bombril Overseas Inc. provides for charges equivalent to 100% of the CDI (Interbank Deposit Certificate), with guarantee provided by Cragnotti & Partners Capital Investment Brasil S/A.

(2) The loan agreement with Bombril Holding S/A provides for charges equivalent to 100% of the CDI, with guarantee provided by Cragnotti & Partners Capital Investment Brasil S/A.

(3) The loan agreement with Cragnotti & Partners Capital Investment Brasil S/A provides for charges equivalent to 100% of the CDI, with guarantee provided by Cirio Holding SpA.

(4) The loan agreement with C&P Overseas Ltd. provides for charges equivalent to 100% of the CDI, with guarantee provided by Cragnotti & Partners Capital Investment Brasil S/A.

(5) The loan agreement with Societá Sportiva Lázio S.p.A. provides for charges equivalent to 10% per year, plus the exchange variation of the Euro, and expiration on 06/30/2001, and may be extended for consecutive periods of one year.

(6) The loan agreement with Cirio Brasil S/A provides for charges equivalent to 100% of the CDI, with guarantee provided by Bombril Holding S/A.

(7) The loan agreement with Bombril Cirio S/A provides for charges equivalent to 100% of the CDI until September 2002, with guarantee provided by Bombril Holding S/A.

(8) This refers to credits granted by Bombril Holding S.A. for the sale of shares in Cirio Brasil S.A. that were held thereby to Cirio Del Monte N.V. Guarantee for this transaction is provided by Cirio Finanziaria S.p.A.

(9) The loan agreement with Brilmaq Empreendimentos Imobiliários Ltda., with guarantee provided by Cirio Holding SpA.

c) The Company's main transactions with related parties during the fiscal year can be show as follows:

	Controlling Company		Consolidated	
	2003	2002	2003	2002
Companies	R$	R$	R$	R$
Cragnotti & Partners Cap. Inv. Brasil S.A.	6,501	6,564	6,501	6,564
Società Sportiva Lázio S.p.A.	(1,143)	(8,602)	(1,143)	(8,602)
Bombril Overseas Inc.	26,672	(182,292)		
Cirio Brasil S.A.	128	721	128	721
International Development of Inv. S.A.				37,812
C&P Overseas Ltd.	19,417	16,212	63,323	16,212
C&P N.V.			15,820	1,217
Tevere Empr. E Construções S.A.	(55)		(55)	
Bombril Cirio S.A.		(1,567)		
Bombril Holding S.A.	18,436	40,116	18,436	40,116
Cirio Finanziaria S.p.A.	3,046	(2,590)	(21,047)	(13,138)
Cirio Del Monte	(4,135)	(1,676)	(4,135)	(1,676)
Agropecuária Cirio Ltda.	8	22	8	22
Cirio Luxemburgo				(5,144)
Total Net Fin. Revenues	**68,875**	**(133,092)**	**77,836**	**74,104**

d) In the 2003 period, the Company paid a consideration to its controlled company Bombril Cirio S.A. for the use of its fixed assets under a lease agreement in the amount of R$12,045 thousand, accounted for in loan accounts.

8. FISCAL AND TAX RIGHTS AND LIABILITIES

As of December 31, they are composed as follows:

a) Composition of deferred taxes

The deferred income tax and social security contribution amounts for the controlling company and consolidated business were computed based on the temporary differences between the paper profit and the taxable income, which can be shown as follows:

	Income tax and social security contribution	
	2003	2002
	R$	R$
Social Security Contribution accumulated negative basis	256,224	160,460
% of the tax	9%	9%
Tax credit	23,060	14,441
Tax loss	247,293	160,847
% of the tax	25%	25%
Tax credit	61,823	40,212
Temporary differences	44,190	80,327
% of the tax	34%	34%
Deferred taxes - Assets	15,025	27,311
	99,908	81,964

The term for recovery of tax credits arising out of tax losses, the negative social security contribution basis and temporarily non-deductible provisions is supported by Profit projections, in accordance with normative instruction CVM 371/02, as approved by the Supervisory Board. As of December 31, 2003 these credits are expected to be realized in the period from 2003 until 2013.

The profit projections have been prepared by the Management based on growth potential forecasts and expectations for the Company's operations.

b) Composition of tax liabilities

	CONTROLLING COMPANY			
	Short Term		Long Term	
	2003	2002	2003	2002
	R$	R$	R$	R$
REFIS/PAES	12,952	6,861	177,894	42,429
Taxes payable (ICMS, IPI, PIS, COFINS, CPMF)	14,129	7,668	62,339	81,416
Installment taxes (ICMS, INSS, IPTU)	1,014	9,852	25,326	22,959
Other taxes payable (INSS, IRRF)	15,781	10,105	7,867	6,503
Total	**43,876**	**34,486**	**273,426**	**153,307**

	CONSOLIDATED			
	Short Term		Long Term	
	2003	2002	2003	2002
	R$	R$	R$	R$
REFIS/PAES	12,984	6,861	178,325	42,429
Taxes payable (ICMS, IPI, PIS, COFINS, CPMF)	15,390	8,609	62,339	81,416
Installment taxes (ICMS, INSS, IPTU)	1,014	9,852	25,367	22,998
Other taxes payable (INSS, IRRF)	15,822	10,105	7,867	6,503
Total	**45,210**	**35,427**	**273,898**	**153,346**

c) Composition of the income (expense) from Income Tax and Social Security Contribution on Net Profit

CONTROLLING COMPANY

	Income Tax		Social Security Contribution	
	2003	2002	2003	2002
	R$	R$	R$	R$
Deferred taxes - Net Variation	13,223	51,556	5,356	18,675
Total	**13,223**	**51,556**	**5,356**	**18,675**

	CONSOLIDATED			
	Income Tax		Social Security Contribution	
	2003	2002	2003	2002
	R$	R$	R$	R$
Current taxes	(12)	(22)	(10)	(13)
Deferred taxes - Net Variation	13,223	51,556	5,356	18,675
Total	**13,211**	**51,534**	**5,346**	**18,662**

9. OTHER LIABILITIES

As of December 31, the balances were composed as follows:

	CONTROLLING COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
	R$	R$	R$	R$
Short term:				
Payables - third parties	2,898	2,355	2,898	2,355
Provisions	37,179	31,736	38,273	31,953
Leasing Payable	1,397	2,094	1,397	2,094
Total	**41,474**	**36,185**	**42,568**	**36,402**
Long term:				
Tax contingency provision (deposits)	2,304	2,229	2,304	2,229
Leasing Payable	856	2,031	856	2,031
Payables - third parties	24,169	-	24,169	-
Total	**27,329**	**4,260**	**27,329**	**4,260**

10. NON-OPERATING REVENUES (EXPENSES)

As of December 31, the balances consisted of the following:

	CONTROLLING COMPANY		CONSOLIDATED	
	2003	2002	2003	2002
	R$	R$	R$	R$
Gain (loss) in sales of fixed assets	949	590	966	1,005
Other non-operating revenues (expenses)	9,741	3,986	9,738	3,986
Total net non-operating revenues (expenses)	**10,690**	**4,576**	**10,704**	**4,991**

11. CAPITAL

In July 2003 indirect controlling company Cirio Finanziaria S.p.A., through Bombril Holding S.A., had its power to control Bombril S.A. suspended. On July 28, 2003 the trustee who was appointed by virtue of the legal usufruct on 100 percent of the common shares in Bombril S.A. appointed a new Management Board and a new Supervisory Board at the Annual Shareholders' Meeting.

a) Authorized capital

The authorized capital is divided into 60,000,000 thousand shares, 20,000,000 thousand of which being shares of the common stock and 40,000,000 thousand being shares of the preferred stock.

b) Subscribed and paid-up capital

The subscribed and paid-up capital is divided into 40,754,002 thousand shares, 15,395,299 thousand of which being shares of the common stock and 25,358,703 thousand being shares of the preferred stock.

The preferred shares bear no voting rights, while having a preferential right to receive minimum dividends and being guaranteed a dividend 10 percent higher than that paid to holders of common shares. Shares of any kind are guaranteed a minimum dividend of 25 percent of the net profit for the fiscal year, as adjusted according to the terms of the legislation in effect.

c) Treasury shares

On May 12, 1999 the Company exercised its commitment to repurchasing 1,222 million of its own shares sold in the forward market, and the treasury balance as of December 31, 2003 is 100,000 PN shares.

d) Statutory Reserve and Realizable Profits Reserve

In accordance with article 202, paragraph third, of Law 6,404/76 (as amended by Law 10,303, of 10/31/2001), the Realizable Profits Reserve is being absorbed by Accumulated Losses. Likewise, as set forth in article 193, paragraph second, of Law 6,404/76, the Statutory Reserve is being absorbed by Accumulated Losses as well.

e) "American Depositary Receipts" Program

On June 06, 1994 the level 1 "American Depositary Receipts" (ADR) program was initiated, as approved by the Securities Exchange Commission (SEC) of the United States of America, the Securities Commission (CVM) and the Central Bank of Brazil. This program confers upon holders of preferred shares in Bombril S.A. the right to deposit their shares under custody with Banco Itaú S.A., São Paulo, and to receive American Depositary Receipts (ADRs) in New York.

As of December 31, 2003 637,189 thousand preferred shares, which are equivalent to 637,189 ADRs, are deposited with The Bank of New York.

12. DIVIDENDS

Computation of the realized profit amount:

	2003	2002
Net profit for the period		603,595
Statutory Reserve		(30,180)
Realizable Profits Reserve		(573,415)
Balance for dividend distribution		-
Dividend percentage		25%
Proposed dividend		-

The decision on non-distribution of dividends for the fiscal year 2002 was made at the Annual Shareholders' Meeting held on July 28, 2003.

13. TAX RECOVERY PROGRAM (PAES)

The Company formally opted for the Tax Recovery Program (PAES) set up by the Federal Government through Law no. 10,684, of May 31, 2003, which is designed to foster the regularization of tax and social security debts maturing by February 28, 2003, which option was formalized on July 31, 2003 upon delivery of the PAES Statement.

The total amount of these tax debts as of December 31, 2003 is R$191,325 (consolidated), R$12,984 (consolidated) of which payable in the short term, and R$178,341 (consolidated) in the long term.

The Company opted for payment in 180 monthly installments. The payment of the debts shown for consolidation has been occurring since July 2003. The installments of these debts, as paid by the Company until December 31, 2003, amount to R$3,562 (consolidated).

14. INSURANCE COVERAGE

As of December 31, 2003 the company is covered by insurance against fire and several risks for its assets at amounts that its management considers to be sufficient to cover any possible losses. The main coverages are as follows:

Casualty	**Maximum coverage 2003**
Fire, explosion, lightning	92,566
Wind, hail, smoke	2,800
Aircraft fall	10,000
Land vehicle impact	500
Turmoil, strike, plunder, willful tort	2,000
Assets possessed by Third Parties	3,000

Other casualties	2,650

15. FINANCIAL INSTRUMENTS

The Company uses interest rate swap derivative financial instruments aiming to protect its operating financial assets. All operations, including swap ones, are fully accounted for and limited to applications in fixed-income securities with financial instruments that meet financial solidity and reliability requirements according to management criteria that are reviewed from time to time.

16. PROVISIONS

a) Provisions for Tax, Labor and Civil contingencies

The Company and its controlled companies have been discussing certain legal actions in tax, labor and civil courts from which appeals have been filed and, where applicable, judicial deposits have been made.

Based on the individual analysis of the actions and supported by the opinions of internal and external legal counsel, the management made a provision in an amount that is sufficient to cover these losses for the cases in which they are likely to occur, which are estimated at R$92,553. For cases in which success is expected, the amount of which being R$275,218, the Company has made no provision since its legal counsel understand that the chances of success are favorable.

b) Income Tax and Social Security Contribution on the Income of foreign Controlled Companies

On April 22, 2003 the Company filed for a Court Injunction requesting a preliminary order, which instrument legally discusses the constitutionality of MP (Provisional Measure) 2158-35/01 and IN (Normative Instruction) 213/02, which regulate the IRPJ (Legal Entity Income Tax) and CSLL (Social Security Contribution on Net Profit) payable on the profits of its controlled company Bombril Overseas Inc., which profits have been determined and reached under the regulation since fiscal year 1996. The company's management, based on the opinion of its internal and external legal counsel, has decided not to make any provision of any loss in this action, the amount of which is estimated at R$107,602, if only the income for the fiscal year 2002 is considered, and R$455,620, if the total equity accounting is considered, which includes the exchange variation gain portion of the assets.

c) Provision for the IPI (Tax on Industrial Products) on the purchase of exempt, zero tax rate, and non-taxable inputs

The company has IPI credits set off in the amount of R$62,339 as of December 31, 2003 arising out of the purchase of exempt, zero tax rate, and non-taxable inputs for which it has made a provision. The legal counsel's position indicates that the right to such set-off is very favorable. This conviction is also corroborated by the following facts: a) recent final decisions of the Supreme Court (STF) in similar cases involving other companies, which is binding upon further decisions of that court on the matter; b) publication of votes by chief judges on the decision made at a plenary sitting for an action that is similar to that against the Company; and c) since 2002 the Office of the National Treasury Prosecutors has consistently recognized the unconstitutionality of collecting taxes that have not been so declared in decisions made at the Plenary Sitting of the Supreme Court (STF), and the Federal Union is released from filing appeals in these cases. In spite of these favorable aspects, the management had decided to maintain said provision.

17. NET INCOME

The negative Net Income of R$1,853,463 is mainly due to the establishment of the Provision for Credits with Related Parties at both the Controlling and Controlled companies, which are classified as "extraordinary items" and amount to R$1,551,394 (see explanatory note 19-a), as well as the considerable impact of the Equity Accounting, as shown below:

- Operating Income.................................. (139,949)
- Non-Operating Income/Expenses........................ 10,690
- Income before Equity Accounting................... (129,259)
- Equity Accounting................................. (191,389)
- Income before Income Tax and Extraordinary Items... (320,648)
- Income Tax Provision................................ 18,579
- Income before Extraordinary Items................. (302,069)
- Extraordinary Item - Provision on Credits with Related Parties................................ (1,551,394)
- Net Income...................................... (1,853,463)

18. GUARANTEES AND OTHER LIABILITIES

The guarantees offered by the Controlling Company and Brazilian Controlled Companies to third parties for mortgages (all levels), collaterals, pledges, sureties and other obligations and liabilities are summed up as follows:

• Contractual	R$ 38,317
• Fiscal/Tax	R$ 33,115
• Labor	R$ 2,452
• Civil	R$ 216
• Bank	R$ 18,586

Total	**R$ 92,686**

19. PROVISION, SET-OFF AND GRANT OF CREDITS WITH RELATED PARTIES

a) Provision

In the face of the confirmed state of insolvency of Cirio Finanziária S.p.A. and its Controlling Company Cirio Holding S.p.A., the Management of Bombril S/A, consistent with article 183, paragraph I, of Law 6,404/76, and with CVM Guiding Opinion no. 21, of 12/27/1990, decided to constitute a provision on June 30, 2003 to cope with any losses incurred in exercising credit rights the Company has against the business that has been declared insolvent, the computation of which, however, is exclusive of those amounts that can be set off (according to the relevant fact of January 09, 2004).

In this context, provisions have been constituted to cope with any losses incurred when receiving the credit rights that Bombril S.A. and Bombril Overseas Inc., a wholly-owned subsidiary of the Company, have with other related parties (Cragnotti & Partners Capital Investment N.V., C&P Overseas Ltd., and Cragnotti & Partners Capital Investment Brasil S.A.) inasmuch as there is no evidence that these companies can settle the debts. The amounts provided are shown below:

Companies	Controlling Company	Controlled Company
C&P Overseas Ltd.	183,142	900,934
C&P Capital Invest. NV	-	426,204
Cragnotti & Partners Cap. Inv. Brasil S.A.	41,111	-
Total	**224,253**	**1,327,139**

b) Set-off

A possible set-off of R$300,742, as shown below, is being analyzed legally (Court of Rome) and by the controllers of Cirio Finanziaria S.p.A. (Italian administrative receivers):

Company	Controlling Company
Bombril Holding S.A.	176,728
Cragnotti & Partners Cap. Inv. Brasil S.A.	53,359
Bombril Overseas Inc.	32,440
Cirio Del Monte N.V.	38,215

c) Grant

In order to ensure the Company's rights, the management appointed Italian legal counsel, who arranged for the granting of intercompany credits in the amount of R$110,748 with the Court of Rome, as shown below:

Company	Controlling Company
Cragnotti & Partners Cap. Inv. Brasil S.A.	70,462

Cirio Del Monte N.V.	38,215
Brilmaq Empreend. Imob. Ltda.	2,071

d) Other related parties

The company's management is seeking legal means to recover credits against the other related parties, which amount to R$1,510,280 and partly refer to the Cirio Holding S.p.A. Sale Operation that occurred in December 1998. Below present the opening by company below:

Companies	Controlling Company	Controlled Company
C&P Overseas Ltd.	183,142	900,934
C&P Capital Invest. NV	-	426,205

20. SUPPLIERS

On December 31, 2003 a substantial part of the debt with suppliers was rearranged for monthly payments within up to 60 months, with charges that are significantly lower then those in the financial market, on average, and the renegotiated amount is around R$40,000.

21. SUBSEQUENT EVENTS

a) Foreign Note Issuance (Eurobonds) Program - Renegotiation

According to Explanatory Note 6-a, the Company placed Eurobonds on the market in 1999, totaling 100 million Euros divided into one 40-million-Euro tranche (Series 1 Notes) and one 60-million-Euro tranche (Series 2 Notes), both maturing in 2007.

In March 2004, the Company presented to Series 1 Notes investors the following renegotiation proposal:

- Extension of the term for paying the principal, with payment starting in 2007 and ending in 2011, divided into eight half-yearly installments;

- Interest payment in 12 half-yearly installments starting in 2005, with an additional interest of 1% exclusively for the 2005 period;

- Interest cease to be payable in 2007, irrespective of the extension of the term for settling the principal;

- Elimination of the put option clause.

The Renegotiation Proposal was approved by the Series 2 Notes (40 million Euros) investors on March 30, 2004. In this series, the securities on the market amount to approximately 2.5 million Euros, and the remaining portion is owned by Bombril Overseas Inc.

b) CPMF (Provisional Tax on Financial Transactions) - Tax Assessment Notice

On March 03, 2004 the company received a tax assessment notice from the Federal Treasury Department for the amount of R$7,818. The tax authority pointed to an alleged tax credit in respect of the CPMF, to which a challenge has been filed and is pending a first-stage administrative decision.

"OPINION OF THE SUPERVISORY BOARD"

The members of the Supervisory Board of Bombril S/A, using their legal and statutory attributions, proceeded with the examination of the Financial Statements of Bombril S/A on December 31, 2003, comprising the Balance Sheets, the Income Statements, the Statement of Changes in Shareholders' Equity (unsecured Liabilities), and the Statement of Changes in Financial Position for the fiscal year that ended on said date. Based on the analysis of these Financial Statements of Bombril S/A on December 31, 2003 and the Independent Auditors' Opinion dated on March 30, 2004 it is the opinion of this Supervisory Board that said documents are fit for submission to Messrs. Shareholders for deliberation at the Annual Shareholders' Meeting.

São Bernardo do Campo, April 14, 2004.

Luiz Carlos Vaini: (blank).
Alfredo Luiz Buso: (blank).
Alexandre Brisola dos Santos: (blank).

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	REGISTERED OFFICE	1
01	03	DIRECTOR OF INVESTOR RELATIONS (Company's Mailing Address)	1
01	04	"DFP" REFERENCE	1
01	05	CAPITAL STRUCTURE	2
01	06	COMPANY CHARACTERISTICS	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH REVENUES	2
01	09	DIRECTOR OF INVESTOR RELATIONS	2
02	01	BALANCE SHEET - ASSETS	3
02	02	BALANCE SHEET - LIABILITIES	4
03	01	INCOME STATEMENT	6
04	01	STATEMENT OF CHANGES IN FINANCIAL POSITION	7
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2003 UNTIL 12/31/2003	9
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2002 UNTIL 12/31/2002	10
05	03	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2001 UNTIL 12/31/2001	11
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	12
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	13
07	01	CONSOLIDATED INCOME STATEMENT	15
08	01	CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION	16
09	01	INDEPENDENT AUDITORS' OPINION - WITHOUT QUALIFICATIONS	18
10	01	MANAGEMENT REPORT	20
11	01	EXPLANATORY NOTES	26/46